

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 19, 2016

Carlos A. Rodriguez
President and Chief Executive Officer
Automatic Data Processing, Inc.
One ADP Boulevard
Roseland, New Jersey 07068

> **Re: Automatic Data Processing, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2015**
> **Filed August 7, 2015**
> **File No. 001-05397**

Dear Mr. Rodriguez:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended June 30, 2015

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

C. Revenue Recognition, page 43

1.   We note that you report PEO revenues net of direct pass-through costs, which are costs billed and incurred for PEO Services worksite employees, primarily consisting of payroll wages and payroll taxes. However, benefits, workers' compensation, and state unemployment tax fees for worksite employees are included in PEO revenues and the associated costs are included in operating expenses. Please tell us the basis for your presentation and how you considered the guidance in ASC 605-45-45. Consider expanding your related revenue recognition policy in future filings.

F. Fair Value Measurements, page 44

2.   You indicate that your available-for-sale securities included in Level 2 of the fair value hierarchy are valued utilizing inputs obtained from an independent pricing service and have provided the various inputs that have been utilized. Please tell us what consideration was given to disclosing a description of the valuation techniques used in the fair value measurements. In addition, tell us what consideration you gave to separately disclosing the valuation techniques and inputs for each class of assets. We refer you to ASC 820-10-50-2 and ASC 820-10-50-2(bbb).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services